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August 22, 2005

VIA EDGAR & FACSIMILE
(202) 772-9203

Michael K. Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303
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Re:	Chartered Semiconductor Manufacturing Ltd
Schedule TO filed August 4, 2005
File No. 5-58225

Dear Mr. Pressman:
     On behalf of Chartered Semiconductor Manufacturing Ltd (“Chartered”), set forth below is a supplemental response to the comments of the Staff of the Commission set forth in its comment letter dated August 16, 2005. We have also faxed to you at (202) 772-9203 a copy of this letter.
     As discussed with the Staff on August 19, 2005, further to Chartered’s response to the Staff’s comment no. 8 set forth in our letter dated August 19, 2005, Chartered supplementally confirms its understanding that acts or omissions by Chartered cannot give rise to the triggering of a condition to the Offer (as defined in the Schedule TO).
     Please contact me at (65) 6437-5406 if you have any questions or would like to discuss any of the matters set forth in this letter.

Very truly yours,

/s/ Min Yee Ng

Min Yee Ng of LATHAM & WATKINS LLP

cc:	Looi Lee Hwa, Chartered Semiconductor Manufacturing Ltd Michael W. Sturrock, Latham & Watkins LLP Tracy K. Edmonson, Latham & Watkins LLP